

June 15, 2012

Via E-mail
Mark C. Clarke
Vice President and Controller
Edison International
2244 Walnut Grove Avenue
P.O. Box 976
Rosemead, California 91770

>   **Re: Edison International**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed February 29, 2012**
>   **File No. 1-9936**

Dear Mr. Clarke:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Edison Mission Group, page 53

Results of Operations, page 53

Adjusted Operating Income (Loss) ("AOI") – Overview, page 55

1. In light of the non-operating adjustments to arrive at AOI, please tell us your consideration of reconciling AOI to net income (loss) rather than operating income (loss). Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 103.02 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures.

Adjusted Operating Income from Consolidated Operations, page 56

2. You present full non-GAAP income statements for Midwest Generation Plants, Homer City and Renewable Energy Projects. Presenting full non-GAAP income statements may attach undue prominence to the non-GAAP information. Refer to Question 102.10 of our Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures. Please tell how you plan to consider the above referenced guidance in future earnings discussions. In addition, please tell us your consideration of reconciling Midwest Generation Plants', Homer City's and Renewable Energy Projects' AOI to the most directly comparable financial measure calculated in accordance with GAAP. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Item 8. Financial Statements and Supplemental Data, page 85

Notes to Consolidated Financial Statements, page 95

Note 1. Summary of Significant Accounting Policies, page 95

Dividend Restrictions, page 101

3. Please tell us your consideration of disclosing the nature of any other restrictions on the ability of your consolidated and unconsolidated subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. In this regard, we note that the first table on page 61 highlights EME subsidiary contractual dividend restrictions. Please also tell us your consideration of disclosing total restricted net assets from unconsolidated and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to Rule 4-08(e)(3)(i) and (ii) of Regulation S-K.

Item 9A. Controls and Procedures, page 162

Internal Control Over Financial Reporting, page 162

4. Item 308(c) of Regulation S-K requires disclosure of any change in internal control over financial reporting that occurred during the last fiscal quarter, rather than "during the period to which this report relates," that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please revise your disclosure in future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: W. James Scilacci
        Chief Financial Officer